ZEN Graphene Solutions Announces Shareholder Meeting

Monday September 27th, 2021, at the Delta Hotel in Guelph, Ontario

Thunder Bay, ON - August 26, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, nanotechnology company focused on next-gen healthcare solutions, is pleased to announce the 2021 Shareholder Meeting will be held on Monday, September 27th at 4pm at the Delta Hotel in Guelph, Ontario. Due to COVID-19, capacity will be limited to the first 50 shareholders who register by email at info@zengraphene.com. Attendees will need to show proof of full vaccination before being granted access. The shareholder meeting will be live streamed for those who cannot attend in person with details to be provided at a later date.

Dr. Francis Dubé, ZEN Executive Chairman commented: "We look forward to meeting our shareholders to discuss the direction of the company and to vote on important matters that will allow the board and management team to best move the company forward. ZEN is focused on next-gen healthcare solutions in the areas of prevention, detection, and treatment - and we are asking shareholders to support this by voting on several matters, including the listing of shares of the Corporation on other Canadian or United States exchanges. We strongly believe that with support on these votes, we will be able to position the company to optimize our healthcare platform and shareholder value."

The Management Information Circular will be mailed shortly to shareholders of record on Friday August 13th. Shareholders will be asked to vote on the following items:

• to receive and consider the financial statements of the Corporation for the year ended March 31, 2021 and the report of the auditors thereon;

• to appoint McGovern Hurley, LLP, Chartered Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

• to elect the directors of the Corporation for the ensuing year;

• to consider and, if deemed advisable, to pass an ordinary resolution approving the adoption of the Corporation's omnibus long-term incentive plan;

• to consider and, if deemed advisable, to pass, with or without variation, a special resolution to amend the articles of the Corporation to change the name of the Corporation to such name as the directors of the Corporation, in their sole discretion, may determine and as may be acceptable to the Director appointed under the Business Corporations Act (Ontario), as more fully described in the accompanying management information circular;

• to consider and, if deemed advisable, to pass an ordinary resolution to approve a change of business pursuant to the policies of the TSX Venture Exchange such that the Corporation will cease to be classified as a "Mining Issuer" and will instead be classified by the TSX Venture Exchange as an "Industrial, Technology, or Life Sciences Issuer";

• to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution of the shareholders of the Corporation authorizing the Corporation to make an application to voluntarily delist the common shares of the Corporation from the TSX Venture Exchange and to apply to list the Corporation's common shares on one or more alternative stock exchanges in Canada or the United States, as more fully described in the accompanying management information circular;

• to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve, for the ensuing year, the Corporation's incentive stock option plan that was adopted on August 1, 2010; and

• to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The nature of the business to be transacted at the meeting is described in further detail in the management information circular of the Corporation under the section entitled Matters to be Acted Upon.

About ZEN Graphene Solutions Ltd.

ZEN is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection and treatment. ZEN is currently focused on commercializing ZENGuardTM, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Francis Dubé, Executive Chairman

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.